                                               Filed pursuant to Rule 424(b)(5)
                                               Registration No. 333-58749

            Prospectus Supplement to Prospectus dated July 9, 1998.

ADELPHIA LOGO
                               4,000,000 Shares
                      ADELPHIA COMMUNICATIONS CORPORATION

                             Class A Common Stock

                               ---------------

  The Class A common stock is listed on the Nasdaq National Market. The Class A common stock's ticker symbol is "ADLAC." On January 8, 1999, the closing sale price on the Nasdaq National Market of a single share of the Class A common stock was $50.625.

  Adelphia's common stock also includes Class B common stock. The rights of holders of the Class A common stock and Class B common stock differ with respect to certain aspects of dividends, liquidations and voting. The Class A common stock has certain preferential rights with respect to cash dividends and distributions upon the liquidation of Adelphia. Holders of Class B common stock are entitled to greater voting rights than the holders of Class A common stock; however, the holders of Class A common stock, voting as a separate class, are entitled to elect one of Adelphia's directors.

  Adelphia also has entered into an agreement with members of John J. Rigas' family or one or more entities controlled by them under which they will purchase directly from Adelphia 4,000,000 shares of Class A common stock for an aggregate net purchase price of $173 million. The per share purchase price is equal to the initial public offering price set forth below less the underwriting discount.

                               ---------------

  See "Risk Factors" beginning on page S-3 for a discussion of certain matters that should be considered in connection with an investment in the Class A common stock.

                               ---------------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

                                                          PER SHARE    TOTAL
                                                          --------- ------------
Initial public offering price............................ $45.00    $180,000,000
Underwriting discount(1)................................. $ 1.75    $  7,000,000
Proceeds, before expenses, to Adelphia................... $43.25    $173,000,000

-------
(1) In addition, the underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

  The underwriter may, under certain circumstances, purchase up to an additional 600,000 shares of Class A common stock from Adelphia at the initial public offering price less the underwriting discount.

                               ---------------

  The underwriter expects to deliver the shares against payment in New York, New York on January 14, 1999.

                             GOLDMAN, SACHS & CO.

                               ---------------

                 Prospectus Supplement dated January 11, 1999.

                                    ADELPHIA

   Adelphia is a leader in the telecommunications industry with cable television operations and competitive local exchange telephone operations. We are the seventh largest cable television operator in the United States. As of September 30, 1998, we owned or managed cable television systems that passed 3,237,689 homes and served 2,298,516 basic subscribers. Through our subsidiary, Hyperion Telecommunications, Inc., we own and operate one of the largest facilities based competitive local exchange carriers in the United States based on route miles and buildings connected. John J. Rigas, the Chairman, President, Chief Executive Officer and founder of Adelphia, has owned and operated cable television systems since 1952.

   We own cable systems in twelve states which are organized into seven regional clusters: Western New York, Virginia, Western Pennsylvania, New England, Eastern Pennsylvania, Ohio and Coastal New Jersey. These company systems are located primarily in suburban areas of large and medium-sized cities within the 50 largest television markets. As of September 30, 1998, these company systems passed 2,124,473 homes and served 1,530,699 basic subscribers.

   We also provide, for a fee, management and consulting services to certain partnerships and certain corporations engaged in the ownership and operation of cable television systems. John J. Rigas and certain members of his immediate family, including entities they own or control, have substantial ownership interests in these partnerships and corporations. As of September 30, 1998, cable systems owned by these Rigas family partnerships and corporations passed 284,716 homes and served 216,229 basic subscribers.

   We also own a 50% voting interest and nonvoting preferred limited partnership interests in Olympus Communications, L.P. Olympus is a joint venture limited partnership between the Company and subsidiaries of FPL Group, Inc. Olympus operates a large cable system in Florida that, as of September 30, 1998, passed 828,500 homes and served 551,588 basic subscribers. Our investment in Olympus is accounted for under the equity method of accounting.

   Hyperion designs, constructs, operates and manages state-of-the-art, fiber optic networks and facilities. As of September 30, 1998, Hyperion managed and operated 22 networks, including two under construction, serving 46 cities. As of September 30, 1998, these networks had 5,711 route miles, connecting 2,143 buildings. Hyperion currently offers switched services, including local dial tone, in 20 of its markets. Hyperion is consolidated in Adelphia's financial results and is currently an unrestricted subsidiary of Adelphia for purposes of Adelphia's indentures. Hyperion's Class A common stock is listed on the Nasdaq National Market under the symbol "HYPT."

   Our operations consist of providing telecommunications services primarily over our broadband networks. We did not have any material foreign operations or foreign sales in the year ended March 31, 1998. Our executive offices are located at Main at Water Street, Coudersport, Pennsylvania 16915, and our telephone number is (814) 274-9830.

                              RECENT DEVELOPMENTS

   On January 6, 1999, Adelphia entered into an agreement to sell, and on January 13, 1999, Adelphia expects to consummate its offerings of, $100,000,000 of 7 1/2% Senior Notes due 2004 (the "7 1/2% Notes Offering") and $300,000,000 of 7 3/4% Senior Notes due 2009 (the "7 3/4% Notes Offering"). Net proceeds of these offerings, after deducting offering expenses, are estimated to be approximately $393,700,000. Of this amount, at least $160,000,000 will be used by Adelphia to purchase, redeem or otherwise retire a portion of its 9 1/2% Senior Pay-In-Kind Notes due 2004. The remainder will be contributed to Adelphia subsidiaries and used to repay borrowings under revolving credit facilities of such subsidiaries, all of which, subject to compliance with the terms of and maturity of the revolving credit facilities, may be reborrowed and used for general corporate purposes such as capital expenditures, investments, acquisitions or other corporate purposes. The terms of these notes are similar to those of Adelphia's existing publicly held senior debt.

   On December 30, 1998, Adelphia's 66.7% owned joint venture limited partnership with Tele-Communications, Inc., which has operations in the Western New York region, closed on a $700,000,000, 8.5 year credit facility. The credit facility consists of a $350,000,000 reducing revolving credit portion and a $350,000,000 term loan portion (the "Western New York Partnership Financing"). Proceeds from initial borrowings were used to repay indebtedness owed to Adelphia.

   On December 21, 1998, Adelphia, a wholly owned subsidiary of Adelphia, Verto Communications, Inc. and Verto's shareholders entered into a merger agreement pursuant to which Verto will be merged into a wholly owned subsidiary of Adelphia. As of December 21, 1998, Verto provided cable television services to approximately 56,000 subscribers in the greater Scranton, Pennsylvania area. In connection with the Verto merger agreement, Adelphia expects to issue approximately 2.6 million shares of its Class A common stock, subject to adjustment based on specified market prices, to the owners of Verto and to assume approximately $32,000,000 of net liabilities of Verto. The Verto merger agreement is expected to close in the first quarter of 1999.

   For other recent developments regarding Adelphia, reference is made to the Forms 10-Q and future filings by Adelphia under the Exchange Act.

                                  RISK FACTORS

   Before you invest in Adelphia's Class A common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement before you decide to purchase shares of Adelphia's Class A common stock.

HIGH LEVEL OF              Adelphia has a substantial amount of debt. We
INDEBTEDNESS               borrowed this money to purchase and to expand our
                           cable systems and other operations and, to a lesser extent, for investments and loans to our affiliates. At September 30, 1998, our indebtedness totaled approximately $3,029,580,000. This included approximately:

  We owe approximately
$3.0 billion.

                           . $1,660,013,000 of parent holding company public debt

                           . $906,443,000 of debt owed by our subsidiaries to banks, other financial institutions and other persons; and

                           .  $463,124,000 of public debt owed by Hyperion.

  Debt service consumes    Our high level of indebtedness can have important
a substantial portion of   adverse consequences to us and to you. It requires
the cash we generate and   that we spend a substantial portion of the cash we
could affect our ability   get from our business to repay the principal and
to invest in our           interest on these debts. Otherwise, we could use
business in the future     these funds for general corporate purposes or for
as well as to react to     capital improvements. Our ability to obtain new
changes in our industry    loans for working capital, capital expenditures,
or economic downturns.     acquisitions or capital improvements may be limited
                           by our current level of debt. In addition, having such a high level of debt could limit our ability to react to changes in our industry and to economic conditions generally. At September 30, 1998, the
                           Adelphia Parent Company had approximately
                           $148,148,000 and Hyperion had approximately
                           $221,251,000 of redeemable exchangeable preferred stock. When we use the term "Adelphia Parent
                           Company" in this prospectus supplement, we are referring only to the parent holding company entity, Adelphia Communications Corporation, and not to its subsidiaries. For more information about our debt and redeemable exchangeable preferred stock, you can read the portions of Adelphia's most recent Annual Report on Form 10-K and Adelphia's most recent Form 10-Q filed with the SEC which are labeled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Approximately 35% of     Our debt comes due at various times up to the year
this debt must be paid     2008, including an aggregate of approximately
by April 1, 2003 and all   $1,046,711,000 which, as of September 30, 1998, we
of it must be paid by      must pay by April 1, 2003. We have incurred long-
2008.                      term debt directly from the public. Different
                           groups of our subsidiaries borrow from banks, insurance companies and other private lenders.
                           Adelphia Parent Company debt is not guaranteed by our subsidiaries. The agreements for the loans made to our various groups of subsidiaries differ in many respects including when they are due to be paid and the covenants or promises made by the group such as the ability of the group to borrow more money and when a default by that group on other borrowings constitutes an event of default. Olympus also has a substantial amount of debt.

NEED FOR ADDITIONAL        Our business requires substantial additional
FINANCING                  financing on a continuing basis for capital
                           expenditures and other purposes including:

                           . constructing and upgrading our plant and networks--some of these upgrades we must make to comply with the requirements of local cable franchise authorities,

                           .  offering new services,

                           .  scheduled principal and interest payments, and

                           .  refinancing existing debt.

                           There can be no guarantee that we will be able to issue additional debt or sell stock or other additional equity on satisfactory terms, or at all, to meet our future financing needs. For more information on our financing needs, you can read the portions in Adelphia's most recent Annual Report on Form 10-K and Adelphia's most recent Form 10-Q filed with the SEC labeled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HOLDING COMPANY            The Adelphia Parent Company directly owns no
STRUCTURE AND POTENTIAL    significant assets other than stock, partnership
IMPACT OF RESTRICTIVE      interests, equity and other interests in our
COVENANTS IN SUBSIDIARY    subsidiaries and our investments in other
DEBT AGREEMENTS            companies. This creates risks regarding our ability
                           to provide cash to the parent holding company, and
                           to implement our business and financing plans. The
                           Adelphia Parent Company depends upon our
                           subsidiaries and other companies to provide cash
                           for it to repay the interest and principal which it
                           owes. However, the indentures for public debt and
                           the credit agreements for bank and other financial
  The Adelphia Parent      institution loans of our subsidiaries and other
Company depends on our     companies restrict their ability and the ability of
subsidiaries and other     the companies they own to make payments to the
companies in which we      Adelphia Parent Company.
have investments to
provide cash for it.

                           Typical loan agreement requirements which must be met by a subsidiary or by a company in which we have invested in order for them to distribute cash to the Adelphia Parent Company include:

  Various restrictions     .  financial performance tests,
exist on funds being
distributed to the
Adelphia Parent Company.

                           . maximum leverage ratios, i.e., debt to cash flow,

                           .  minimum interest coverage,

                           .  current on principal and interest payments,

                           .  absence of an event of default, and

                           . absence of a default by us under our credit agreements.

                           The ability of a subsidiary or a company in which we have invested to comply with debt restrictions may be affected by events that are beyond our control. The breach of any of these covenants could result in a default which could result in all loans and other amounts owed to its lenders to be due and payable. Our subsidiaries and companies in which we have invested might not be able to repay in full the accelerated loans.

                           Our subsidiaries and other companies in which we have invested may agree in the future to additional or new restrictions.

                           Reductions in the amounts of payment, or prohibitions on the payment, of funds by our subsidiaries and other companies could impair our ability to pay the debts and to implement the business plans of the Adelphia Parent Company. In addition, these indenture and credit agreement covenants could restrict the ability of our subsidiaries and other companies to respond to changing business and economic conditions and to get new loans.

  Reductions in funding    For more information about our subsidiaries' and
could adversely affect     other companies' debt and restrictive covenants,
the Adelphia Parent        you can read the portions of Adelphia's most recent
Company and our            Annual Report on Form 10-K and Adelphia's most
subsidiaries.              recent Form 10-Q filed with the SEC which are
                           labeled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LARGE LOSSES AND           The Total Convertible Preferred Stock, Common Stock
NEGATIVE STOCKHOLDERS'     and Other Stockholders' Equity (Deficiency) at
EQUITY                     September 30, 1998 was a deficit of approximately
                           $977,994,000. Our continuing net losses, which are mainly due to our high levels of depreciation and amortization and interest expense, have created this deficiency. Our recent net losses applicable to our common stockholders were approximately as follows for the periods specified:

  We have had large net
losses for many years      .  fiscal year ended March 31, 1996--$119,894,000,
and expect this to
continue.

                           .  fiscal year ended March 31, 1997--$130,642,000,

                           .  fiscal year ended March 31, 1998--$192,729,000,
                              and

                           .  six months ended September 30, 1998--
                              $91,354,000.

                           We expect to continue to incur large net losses for the next several years. For more information about our losses, you can read the portions of Adelphia's most recent Annual Report on Form 10-K and Adelphia's most recent Form 10-Q filed with the SEC which are labeled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Our earnings have been
insufficient to pay for    Our earnings could not pay for our combined fixed
our fixed charges and      charges and preferred stock dividends during these
preferred stock            years by the amounts set forth in the table below,
dividends.                 although combined fixed charges and preferred stock
                           dividends included substantial non-cash charges for depreciation, amortization and non-cash interest expense on some of our debts and the non-cash expense of Hyperion's preferred stock dividends:

                                          EARNINGS     NON-CASH
                                         DEFICIENCY    CHARGES
                                        ------------ ------------
                 .  fiscal year ended
                    March 31, 1997      $ 61,848,000 $165,426,000
                 .  fiscal year ended
                    March 31, 1998      $113,941,000 $195,153,000
                 .  six months ended
                    September 30, 1998  $ 74,222,000 $114,557,000

  We have met our cash     On an as adjusted basis, after giving effect to
needs in the past          these offerings, the offering of an additional
through new borrowings     $150,000,000 of 8 3/8% Senior Notes due 2008 (the
and will have to borrow    "November 8 3/8% Notes Offering"), the 7 1/2% Notes
to meet our future cash    Offering, the 7 3/4% Notes Offering and the Western
needs. However, we may     New York Partnership Financing, but not otherwise
not be able to borrow      giving effect to any other transactions after
needed funds in the        September 30, 1998 that are described in "Recent
future for a variety of    Developments," Adelphia's earnings were
reasons including the      insufficient to cover its combined fixed charges
covenants in our current   and preferred stock dividends by approximately
loan agreements and        $122,318,000 and $70,931,000 for the year ended
indentures. If we could    March 31, 1998 and six months ended September 30,
not borrow, we may have    1998, respectively. Historically, the cash we
to sell assets,            generate from our operating activities and
renegotiate loans or       borrowings have been sufficient to meet our
explore other              requirements for debt service, working capital,
alternatives.              capital expenditures, and investments in and
                           advances to our affiliates, and we have depended on getting additional borrowings to meet our liquidity requirements. Although in the past we have been able both to refinance our debt and to obtain new debt, there can be no guarantee that we will be able to continue to do so in the future or that the cost to us or the other terms which would affect us would be as favorable to us as our current loans and credit agreements. We believe that our business will continue to generate cash and that we will be able to obtain new loans to meet our cash needs.
                           However, the covenants in the indentures and credit agreements for our current debt limit our ability to borrow more money. If we could not refinance our debt or obtain new loans, we would likely have to consider various options such as the sale of equity or some of our assets to meet the principal and interest payments we owe, negotiate with our lenders to restructure existing loans or explore other options available under applicable laws including those under reorganization or bankruptcy laws. We can not guarantee that any options available to us would enable us to repay our debt in full. For more information about our losses, negative stockholders equity, and borrowings, you can read the portions of Adelphia's most recent
                           Annual Report on

                           Form 10-K and Adelphia's most recent Form 10-Q filed with the SEC which are labeled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

                           Our cable television systems compete with other
  The cable television     means of distributing video to home televisions
industry currently         such as Direct Broadcast Satellite systems,
competes with direct       commonly known as DBS systems, and Multichannel
broadcast satellite        Multipoint Distribution systems. Some of the
systems and other          regional Bell telephone operating companies and
distribution systems.      other local telephone companies are in the process
Potential competitors to   of entering the video-to-home business and several
our cable television       have expressed their intention to enter the video-
business include the       to-home business. In addition, some regional Bell
regional Bell telephone    operating companies and local telephone companies
companies.                 have facilities which are capable of delivering
                           cable television service. The equipment which telephone companies use in providing local exchange service may give them competitive advantages over us in distributing video to home televisions. The regional Bell operating companies and other potential competitors have much greater resources than Adelphia and would constitute formidable competition for our cable television business. We cannot predict either the extent to which competition will materialize or, if such competition materializes, the extent of its effect on our cable television business.

  Hyperion competes with   We also face competition from other communications
local telephone            and entertainment media, including conventional
carriers, including Bell   off-air television broadcasting services,
Atlantic and NYNEX, for    newspapers, movie theaters, live sporting events
telephone services.        and home video products. We cannot predict the
                           extent to which competition may affect us. In each of the markets served by Hyperion's networks, the competitive local exchange carrier services offered by Hyperion compete principally with the services offered by the incumbent local telephone exchange carrier company serving that area. Local telephone companies have long-standing relationships with their customers, have the potential to subsidize competitive services from monopoly service revenues, and benefit from favorable state and federal regulations. The merger of Bell Atlantic and NYNEX created a company whose combined territory covers a substantial portion of Hyperion's markets. Other combinations are occurring in the industry, which may have a material adverse effect on Hyperion and us.

  Actions by regulators    We expect that the federal Telecommunications Act
could have substantial     of 1996 will result in federal and state regulatory
impact on Hyperion's       authorities adopting initiatives to provide
telecommunications         increased business opportunities to competitive
services.                  local exchange carriers such as Hyperion. However,
                           we also think that local telephone companies will gain increased pricing flexibility from regulators as competition increases. Hyperion's operating results and cash flow could be materially and adversely affected by actions by regulators, including permitting the incumbent local telephone companies in Hyperion's markets to do the following:

                           .  lower their rates substantially,

                           . engage in aggressive volume and term discount pricing practices for their customers, or

                           .  charge excessive fees to Hyperion for
                              interconnection to the incumbent local telephone company's networks.

  The regional Bell        The regional Bell operating companies can now
telephone companies        obtain regulatory approval to offer long distance
could get regulatory       services if they comply with the interconnection
approval to offer long     requirements of the federal Telecommunications Act
distance service in        of 1996. Regional Bell operating companies in
competition with           Hyperion's operating territories have filed
Hyperion's significant     applications with the FCC claiming that they have
customers.                 complied with the interconnection requirements and
                           are thus entitled to receive authority to provide long distance services.

                           Each of these requests has been denied by the FCC. However, an approval of such a regional Bell operating company's request could result in decreased market share for the major long distance carriers which are among Hyperion's significant customers. Such a result could have an adverse effect on Hyperion. In addition, if regional Bell operating companies are permitted to provide long distance services, they will ultimately be in a position to offer single source service for local and long distance communications and subsidize the price of their long distance services with charges on local service. Regional Bell operating companies have also recently filed petitions with the FCC requesting a waiver of certain obligations imposed on incumbent local exchange carriers under the Telecommunications Act of 1996. Regional Bell operating companies have sought, with some degree of success, to provide high-speed data services free of the obligations to unbundle and offer for resale such services. Regional Bell operating companies are also seeking to provide such services on a long distance basis without complying with the interconnection requirements of the federal Telecommunications Act of 1996. In addition, regional Bell operating companies have sought an FCC determination that they need not compensate competitive local exchange carriers for traffic terminated to Internet Service Providers who are customers of competitive local exchange carriers. If the FCC grants the regional Bell operating companies' petitions, this could have a material adverse effect on Hyperion.

  Potential competitors    Potential competitors for Hyperion include other
to Hyperion's              competitive local exchange carriers, incumbent
telecommunications         local telephone companies which are not subject to
services include the       regional Bell operating companies' restrictions on
regional Bell telephone    offering long distance service, AT&T, MCI WorldCom,
companies, AT&T, MCI       Sprint and other long distance carriers, cable
WorldCom and Sprint, and   television companies, electric utilities, microwave
electric utilities.        carriers, wireless telecommunications providers and
                           private networks built by large end users. Both
                           AT&T and MCI WorldCom have announced that they have begun to offer local telephone services in some areas of the country, and AT&T recently announced a new wireless technology for providing local telephone service. AT&T and Tele-Communications, Inc. also recently announced that they will merge. Although
                           Hyperion has good relationships with the long distance carriers, they could build their own facilities, purchase other carriers or their facilities, or resell the services of other carriers rather than use Hyperion's services when entering the market for local exchange services.

                           Many of Hyperion's current and potential competitors, particularly incumbent local telephone companies, have financial, personnel and other resources substantially greater than those of Hyperion, as well as other competitive advantages over Hyperion.

                           For more information about competition in our businesses, you can read the portions of Adelphia's 1998 Annual Report on Form 10-K labeled "Competition" under the heading "Business" and labeled "Legislation and Regulation." You should also read the subsection "Regulatory and Competitive Matters" under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Adelphia's 1998 Annual Report on Form 10-K and Adelphia's most recent Form 10-Q filed with the SEC.

                           The cable television industry and the provision of
EXTENSIVE REGULATION       local telephone exchange services are subject to
                           extensive regulation at the federal, state and local levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. In particular, the FCC adopted regulations that limit our ability to set and increase rates for our basic and cable programming service packages and for the provision of cable television-related equipment.
                           The law permits certified local franchising authorities to order refunds of rates paid in the previous twelve-month period determined to be in excess of the permitted reasonable rates. It is possible that rate reductions or refunds of previously collected fees may be required in the future.

  The cable television
and telecommunications
industries are heavily
regulated.

                           The cable television industry is subject to state and local regulations and we must comply with rules of the local franchising authorities to retain and renew our cable franchises, among other matters. There can be no assurances that the franchising authorities will not impose new and more restrictive requirements as a condition to franchise renewal.

  The federal              The federal Telecommunications Act of 1996
Telecommunications Act     substantially changed federal, state and local laws
of 1996 may have a         and regulations governing our cable television and
significant impact on      telecommunications businesses. This law could
the cable television       materially affect the growth and operation of the
business and               cable television industry and the cable services we
telecommunications         provide. Although this legislation may lessen
industries.                regulatory burdens, the cable television industry
                           may be subject to new competition as a result.
                           There are numerous rulemakings that have been and continue to be undertaken by the FCC which will interpret and implement the provisions of this law. Furthermore, portions of this law have been, and likely other portions will be, challenged in the courts. We cannot predict the outcome of such rulemakings or lawsuits or the short- and long-term effect, financial or otherwise, of this law and FCC rulemakings on us.

  The recent federal law   Although the federal law discussed above eliminates
may also have a large      many legal barriers to entry (i.e., telephone
impact on Hyperion's       companies entering the cable industry and cable
telecommunications         companies entering the telephone industry), we
business.                  cannot guarantee that rules adopted by the FCC or
                           state regulators or other legislative or judicial initiatives relating to the telecommunications industry will not have a material adverse effect on Hyperion. In addition, the new law removes entry barriers for all companies and could increase substantially the number of competitors offering comparable services in our potential markets.

                           For more information about regulation in our businesses, you can read the portions of Adelphia's 1998 Annual Report on Form 10-K labeled "Competition" under the heading "Business" and labeled "Legislation and Regulation." You should also read the portion labeled "Regulatory and Competitive Matters" under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Adelphia's 1998 Annual Report on Form 10-K and its most recent Form 10-Q filed with the SEC.

UNEQUAL VOTING RIGHTS OF   Adelphia has two classes of common stock--Class A
SHAREHOLDERS AND CONTROL   which carries one vote per share and Class B which
BY THE RIGAS FAMILY        carries ten votes per share. The public holds a
                           majority of the outstanding Class A shares, although the Rigas family also owns about 35% of it. The Rigas family owns virtually all of Adelphia's Class B shares. As of October 1, 1998, the Rigas family beneficially owned shares representing about 52% of the total number of outstanding shares of both classes of Adelphia's common stock and about 85% of the total voting power of Adelphia's shares. Upon consummation of the offerings of Class A common stock described on the cover page of this prospectus supplement, the Rigas family will hold 15,029,119 shares, or about
                           38%, of the Class A common stock, about 51% of all Adelphia common stock and about 83% of the combined voting power of both classes of common stock. The
                           Rigas family also owns shares of Adelphia's 8%
                           Series C Cumulative Convertible preferred stock.
                           Prior to the offerings described on the cover page of this prospectus supplement, if the Rigas family had exercised its right to convert these shares into Class A common stock, it would have beneficially owned a majority of the Class A common stock, and would have increased its total voting power to about 86%. As a result of their stock ownership and an agreement among the Class B stockholders, members of the Rigas family have the power to elect seven of eight Adelphia directors, and if they converted their Convertible preferred stock might be able to elect all eight directors.
                           In
                           addition, the Rigas family could control stockholder decisions on other matters such as amendments to our Certificate of Incorporation and Bylaws, and mergers or other fundamental corporate transactions.

POTENTIAL CONFLICTS OF     John J. Rigas and the other executive officers of
INTEREST                   Adelphia, including other members of the Rigas
                           family own certain corporations and partnerships, which are managed by us for a fee. Subject to the restrictions contained in a business opportunity agreement regarding future acquisitions, Rigas family members and the executive officers are free to continue to own these interests and acquire additional interests in cable television systems.
                           These activities could present a conflict of interest with us, such as how much time our executive officers devote to our business. In addition, there have been and will continue to be transactions between us and the executive officers or the other entities they own or have affiliations with. We describe such transactions in Adelphia's
                           Proxy Statement under the heading "Certain
                           Transactions." Our public debt indentures contain covenants that place some restrictions on transactions between us and our affiliates.

NO DIVIDENDS PAID OR       Adelphia has never declared or paid dividends on
PLANNED TO BE PAID IN      any of its common stock and has no intention of
THE FORESEEABLE FUTURE     paying cash dividends on such stock in the
                           foreseeable future. In addition, our public debt indentures contain covenants which limit our ability to pay such dividends.

SHARES ELIGIBLE FOR        Pursuant to various registration rights agreements
FUTURE SALE                or arrangements, the Rigas family has the right,
                           subject to some limitations, to require Adelphia to register substantially all of the shares which it owns of the Class A common stock (11,029,119 shares as of October 1, 1998), Class B common stock
                           (10,736,544 shares as of October 1, 1998 and the equivalent number of shares of Class A common stock into which they may be converted) and Convertible preferred stock (80,000 shares and the approximately 9,433,962 shares of Class A common stock into which they may be converted). Among others, Adelphia has registered for public sale the following shares:

                           . for the Rigas family--up to 11,000,000 shares of Class A common stock, 80,000 shares of Convertible preferred stock and the Class A common stock issuable upon conversion of the Convertible preferred stock,

                           . for Booth American Company--3,571,428 shares of Class A common stock owned as of March 24, 1998, and

                           . the shares of Class A common stock that will be issued to Verto's shareholders pursuant to the Verto merger agreement.

                           Additionally, Adelphia will register with the SEC for public resale the 4,000,000 shares of Class A common stock to be purchased by the Rigas family as described on the cover page of this prospectus supplement (the "Direct Purchase").

                           Approximately 14,904,000 shares of Class A common stock and up to 80,000 shares of Convertible preferred stock, including the underlying Class A common stock, have been or, upon completion of these offerings, will be pledged in connection with margin loans made to members of the Rigas family. These pledgees could freely sell any shares acquired upon a foreclosure. Sales of a substantial number of shares of Class A common stock or Class B common stock, including sales by any pledgees of such shares, could adversely affect the market price of our Class A common stock and could impair our ability in the future to raise capital through stock offerings.

POTENTIAL VOLATILITY OF    The market price of the shares of Class A common
STOCK PRICE                stock may be significantly affected by various
                           factors including:

                           . actual or anticipated fluctuations in our operating results,

                           . new products or services or new contracts by us or our competitors,

                           .  legislative and regulatory developments,

                           . conditions and trends in the telecommunications industry,

                           .  general market conditions, and

                           .  other factors beyond our control.

                           In addition, the stock market has, from time to time, experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of telecommunications companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the market price of our Class A common stock.

DILUTION Persons purchasing Class A common stock will incur immediate and substantial net tangible book value dilution.

YEAR 2000 ISSUES           The year 2000 issue refers to the inability of
                           computerized systems and technologies to recognize and process dates beyond December 31, 1999. This could present risks to the operation of our business in several ways. We are evaluating the impact of the year 2000 issue on our business applications and our products and services. The evaluation includes a review of our information technology systems, cable network equipment and other embedded technologies. A significant portion of our computerized systems and technologies has been developed, installed or upgraded in recent years and is generally more likely to be year 2000 ready. We are also evaluating the potential impact as a result of our reliance on third-party systems that may have the year 2000 issue.

                           Our computerized business applications that could be adversely affected by the year 2000 issue include:

                           . information processing and financial reporting systems,

                           .  customer billing systems,

                           .  customer service systems,

                           . telecommunication transmission and reception system, and

                           .  facility systems.

                           System failure or miscalculation could result in an inability to process transactions, send invoices, accept customer orders or provide customers with products and services.

                           We have developed a program to assess and address the year 2000 issue. This program consists of the following phases:

                           . inventorying and assessing the impact on affected technology and systems,

                           . developing solutions for affected technology and systems,

                           . modifying or replacing affected technology and systems,

                           .  testing and verifying solutions,

                           .  implementing solutions, and

                           .  developing contingency plans.

                           We have substantially completed inventorying and assessing the affected computerized systems and technologies. We are in various stages of our year 2000 compliance program with respect to the remaining phases as it relates to the affected systems and technologies.

                           We have engaged a consulting firm familiar with our financial reporting systems. This firm has developed and tested year 2000 solutions that we are in the process of implementing. We expect our financial reporting systems to be year 2000 compliant by June 1999.

                           A third-party billing vendor currently facilitates customer billing. We are currently in the process of testing an in-house service ordering, provisioning, maintenance and billing system that would replace the third-party billing vendor. We expect to have this new system implemented by June 1999. On a contingency basis, the third-party vendor has provided a written statement that it will certify it is fully year 2000 compliant by June 1999.

                           Telecommunication plant rebuilds and upgrades in recent years minimized the potential impact of the year 2000 issue on our facilities, customer service, telecommunication transmission and reception systems. We are engaged in a comprehensive internal inventory and assessment of all hardware components and component controlling software throughout our telecommunication networks. We expect to implement any hardware and software modifications, upgrades or replacements resulting from the internal review by June 1999.

                           Costs incurred to date directly related to addressing the year 2000 issue are approximately $700,000. We have also redeployed internal resources to meet the goals of our year 2000 program. We currently estimate the total cost of our year 2000 remediation program to be approximately $3,500,000. Although we will continue to incur substantial capital expenditures in the ordinary course of meeting our telecommunications system upgrade goals through the year 2000, we will not specifically accelerate our expenditures to facilitate year 2000 readiness, and accordingly we have not included such expenditures in the above estimate.

                           We have begun communicating with others with whom we do significant business to determine their year 2000 readiness and to determine the extent to which we are vulnerable to the year 2000 issue related to those third parties. We purchase much of our technology from third parties. There can be no assurance that the systems of other companies on which our systems rely will be year 2000 ready or timely converted into systems compatible with our systems. Our failure or a third-party's failure to become year 2000 ready, or our inability to become compatible with third parties with which we have a material relationship, may have a material adverse effect on us, including significant service interruption or outages; however, we cannot currently estimate the extent of any such adverse effects.

                           We are in the process of identifying secondary sources to supply our systems or services in the event it becomes probable that any of our systems will not be year 2000 ready prior to the end of 1999. We are also in the process of identifying secondary vendors and service providers to replace those vendors and service providers whose failure to be year 2000 ready could lead to a significant delay in our ability to provide our services to our customers.

FORWARD-LOOKING            The statements contained or incorporated by
STATEMENTS                 reference in this prospectus supplement that are
                           not historical facts are "forward-looking statements" and can be identified by the use of forward-looking terminology such as "believes,"
                           "expects," "may," "will," "should," "intends" or
                           "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

                           Certain information set forth or incorporated by reference in this prospectus supplement, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Adelphia's 1998 Annual Report on Form 10-K and in Adelphia's Forms 10-Q, is forward-looking, such as information relating to the effects of future regulation, future capital commitments and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect expected results in the future from those expressed in any forward-looking statements made by, or on behalf of, us. These risks and uncertainties include, but are not limited to, uncertainties relating to economic conditions, acquisitions and divestitures, government and regulatory policies, the pricing and availability of equipment, materials, inventories and programming, technological developments and changes in the competitive environment in which we operate. Persons reading this prospectus supplement are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

                                USE OF PROCEEDS

   The net proceeds to Adelphia from the offerings described on the cover page of this prospectus supplement (the "Offerings") will be approximately $345,500,000, after deducting estimated underwriting discounts and commissions and offering expenses. Such net proceeds will be advanced or contributed to its subsidiaries which will apply such funds to repay revolving credit facilities of such subsidiaries. Subject to compliance with the terms of and to the maturity of the revolving credit facilities, the respective subsidiaries will be able to reborrow and use such amounts for general corporate purposes such as capital expenditures, investments, acquisitions or other corporate purposes. As of December 31, 1998, the average effective interest rate on such credit facilities was approximately 6.48%.

                                 CAPITALIZATION
                (DOLLARS IN THOUSANDS EXCEPT PAR VALUE AMOUNTS)

   The following table sets forth the cash and cash equivalents and capitalization of Adelphia as of September 30, 1998, on an actual and as adjusted basis to reflect the Offerings, the November 8 3/8% Notes Offering, the 7 1/2% Notes Offering, the 7 3/4% Notes Offering and the Western New York Partnership Financing and the application of the net proceeds therefrom. This table should be read in conjunction with Adelphia's consolidated financial statements and related notes thereto included in the Form 10-K and the Forms 10-Q.

                                                        SEPTEMBER 30, 1998
                                                    ----------------------------
                                                      ACTUAL     AS ADJUSTED (B)
                                                    -----------  ---------------
Cash and cash equivalents.........................  $   171,030    $   371,030
U.S. government securities--pledged...............       57,201         57,201
                                                    -----------    -----------
   Total cash, cash equivalents and U.S.
    government securities--pledged................  $   228,231    $   428,231
                                                    ===========    ===========
Long-term debt including current maturities (a):
  Subsidiary debt.................................  $ 1,369,567    $   961,867
  Parent debt.....................................    1,660,013      2,062,313
                                                    -----------    -----------
    Total long-term debt including current
     maturities...................................    3,029,580      3,024,180
                                                    -----------    -----------
Hyperion redeemable exchangeable preferred stock..      221,251        221,251
                                                    -----------    -----------
Redeemable exchangeable preferred stock...........      148,148        148,148
                                                    -----------    -----------
Convertible preferred stock, common stock and
 other stockholders' equity (deficiency):
  8 1/8% Series C convertible preferred stock
   ($100,000 liquidation
   preference)....................................            1              1
  Class A common stock, $.01 par value,
   200,000,000 shares authorized; 31,258,843
   shares outstanding on an Actual basis and
   39,258,843 shares outstanding on an As Adjusted
   basis..........................................          313            393
  Class B common stock, $.01 par value, 25,000,000
   shares authorized and 10,834,476 shares
   outstanding....................................          108            108
  Additional paid-in capital......................      744,975      1,090,395
  Accumulated deficit.............................   (1,723,391)    (1,728,691)
                                                    -----------    -----------
    Total convertible preferred stock, common
     stock and other stockholders' equity
     (deficiency).................................     (977,994)      (637,794)
                                                    -----------    -----------
     Total capitalization.........................  $ 2,420,985    $ 2,755,785
                                                    ===========    ===========

--------
(a) See Note 3 to Adelphia's consolidated financial statements in the Form 10-K for a description of long-term debt of Adelphia and its subsidiaries. See "The Company--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the Form 10-K and the Forms 10-Q.
(b) Gives effect to the application of the net proceeds of approximately $345,500 from the Offerings as described in "Use of Proceeds," approximately $393,700 from the 7 1/2% Notes Offering and the 7 3/4% Notes Offering, as described in "Recent Developments," approximately $151,500 from the November 8 3/8% Notes Offering and approximately $668,000 from the Western New York Partnership Financing. The above table does not otherwise give effect to any other transactions after September 30, 1998 that are described in "Recent Developments."

          PRICE RANGE OF ADELPHIA'S COMMON EQUITY AND DIVIDEND POLICY

   Our Class A common stock is listed on the Nasdaq National Market under the symbol "ADLAC."

   The following table sets forth the range of high and low closing sale prices of the Class A common stock for the fiscal periods indicated, as reported by the Nasdaq Stock Market.

                             CLASS A COMMON STOCK

                                                                HIGH      LOW
                                                               ------- ---------
      FISCAL 1997
        First Quarter Ended 6/30/96........................... $ 7 7/8 $ 6 9/16
        Second Quarter Ended 9/30/96.......................... $11     $ 6 1/2
        Third Quarter Ended 12/31/96.......................... $10 1/4 $ 5 3/4
        Fourth Quarter Ended 3/31/97.......................... $ 7 1/8 $ 5 3/8
      FISCAL 1998
        First Quarter Ended 6/30/97........................... $ 7 3/4 $ 5
        Second Quarter Ended 9/30/97.......................... $12 1/8 $ 6 3/4
        Third Quarter Ended 12/31/97.......................... $18 3/4 $12
        Fourth Quarter Ended 3/31/98.......................... $30 3/8 $16 3/8
      FISCAL 1999
        First Quarter Ended 6/30/98........................... $37 1/8 $21 1/2
        Second Quarter Ended 9/30/98.......................... $44     $30 7/16
        Third Quarter Ended 12/31/98.......................... $48 1/8 $29 1/8
        Fourth Quarter (through 1/8/99)....................... $50 5/8 $45 11/16

  As of January 8, 1999, approximately 148 holders of record held our Class A common stock. As of that date, two record holders were registered clearing agencies holding Class A common stock on behalf of participants in such clearing agencies.

   No established public trading market exists for our Class B common stock. As of the date hereof, the Class B common stock was held of record by seven persons, principally members of the Rigas family, including a Pennsylvania general partnership all of whose partners are members of the Rigas family. The Class B common stock is convertible into shares of Class A common stock on a one-to-one basis. As of the date of this prospectus supplement, the Rigas family owned 99.1% of the outstanding Class B common stock.

DIVIDEND POLICY

   We have never paid a cash dividend on our common stock and anticipate that for the foreseeable future any earnings will be retained for use in our business. Our ability to pay cash dividends on our common stock is limited by the provisions of our indentures.

                                    DILUTION

   The net tangible book value of Adelphia's common stock as of September 30, 1998 was a deficit of approximately ($2,025,282,000) or ($48.11) a share. Net tangible book value per share represents the amount of Adelphia's convertible preferred stock, common stock and other stockholders' equity (deficiency), less intangible assets, divided by shares of Adelphia's common stock outstanding. Purchasers of Class A common stock will have an immediate dilution of net tangible book value which, due to our having a net tangible book value deficit, will exceed the purchase price per share.

   Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Class A common stock in the Offerings and the pro forma net tangible book value per share of the common stock immediately after completion of the Offerings, other than the Direct Purchase (the "Public Offering"). After giving effect to the sale by Adelphia of (i) 4,000,000 shares of Class A common stock in the Public Offerings at the public offering price of $45.00 per share, after deduction of underwriting discounts and commissions and estimated offering expenses and (ii) 4,000,000 shares of Class A common stock in the Direct Placement, the pro forma net tangible book value of the Company as of September 30, 1998 would have been $(1,679,782,000), or $(33.53) per share of Common Stock. This represents an immediate increase in net tangible book value of $14.58 per share to existing stockholders and an immediate dilution of net tangible book value of $(78.53) per share to purchasers of Class A Common Stock in the Public Offerings, as illustrated in the following table:

Public offering price per share of Class A common stock......          $ 45.00
  Net tangible book value per share of common stock before
   the Offerings............................................. $(48.11)
  Increase per share of common stock attributable to the
   Direct Placement..........................................    7.30
  Increase per share of common stock attributable to the
   Public Offering...........................................    7.28
                                                              -------
Pro forma net tangible book value per share of common stock
 after the Offerings.........................................           (33.53)
                                                                       -------
Net tangible book value dilution per share...................          $(78.53)
                                                                       =======

                                  UNDERWRITING

   Adelphia and Goldman, Sachs & Co. (the "Underwriter") have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, the Underwriter has agreed to purchase all of the shares.

   If the Underwriter sells more shares than the total number set forth on the cover page of this prospectus supplement, it has an option to buy up to an additional 600,000 shares from Adelphia to cover such sales. The Underwriter may exercise that option for 30 days.

   Total underwriting discounts and commissions to be paid to the Underwriter by Adelphia are shown in the following table assuming both no exercise and full exercise of the Underwriter's option to purchase additional shares.

                                                           PAID BY ADELPHIA
                                                           ----------------
                                                       NO EXERCISE FULL EXERCISE
                                                       ----------- -------------
      Per Share....................................... $1.75       $1.75
      Total........................................... $7,000,000  $8,050,000

   Shares sold by the Underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. In addition, the Underwriter may receive from purchasers of shares normal brokerage commissions in amounts agreed with such purchasers. If all the shares are not sold at the initial offering price, the Underwriter may change the offering price and other selling terms.

   In connection with the Public Offering, the Underwriter may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriter of a greater number of shares than it is required to purchase in the Public Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A common stock while the Public Offering is in progress.

   The Underwriter also may impose a penalty bid. This occurs when a particular dealer repays to the Underwriter a portion of the underwriting discount received by the dealer because the Underwriter has repurchased shares sold by or for the account of such dealer in stabilizing or short covering transactions.

   These activities by the Underwriter may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

   Adelphia estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

   Adelphia has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

MARGIN AND PLEDGE ARRANGEMENTS

   Adelphia has entered into an agreement with the Rigas family, pursuant to which 4,000,000 shares of Class A common stock will be offered and sold by Adelphia in the Direct Purchase directly to Highland Holdings II. In connection with the Direct Purchase, Highland Holdings II and Doris Holdings, L.P., each of which are controlled by individual members of the Rigas family, have entered into agreements to pledge a total of approximately 6.2 million shares of Class A common stock, including all of the shares acquired in the Direct Purchase, to the Underwriter as security for margin loans pursuant to margin loan and pledge agreements. In addition, Doris Holdings, L.P., will guarantee the margin loans. Under the margin loan and pledge agreements, under certain conditions, including the failure to maintain any required collateral value, the pledgee will have, among other options, the right to cause the pledged shares to be sold, with the proceeds of the sale to be used to repay the amount outstanding under the margin loans. Adelphia will file and maintain an effective shelf registration statement covering the potential resale of any such pledged shares for the account of the pledgors and the pledgee for so long as the margin loans are outstanding. Proceeds from these margin loans may be used for, among other purposes, the purchase of the shares in the Direct Purchase. The closing of the Direct Purchase and the closing of the sale of the shares of Class A common stock offered by this prospectus supplement are conditioned upon each other, among other conditions.

                      WHERE YOU CAN FIND MORE INFORMATION

   Adelphia files annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any document Adelphia files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices in Chicago, Illinois or New York, New York. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Adelphia's SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like Adelphia that file electronically with the SEC.

   This prospectus supplement is part of a registration statement on Form S-3 filed by Adelphia with the SEC under the Securities Act. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

   The SEC allows Adelphia to "incorporate by reference" into this prospectus supplement the information it files with the SEC. This means that Adelphia can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. If Adelphia subsequently files updating or superseding information in a document that is incorporated by reference into this prospectus supplement, the subsequent information will also become part of this prospectus supplement and will supersede the earlier information.

   Adelphia is incorporating by reference the following documents that it has filed with the SEC:

  . its Annual Report on Form 10-K for the year ended March 31, 1998, which incorporates, in Items 7 and 8 to such Form 10-K, portions of the Form 10-K for the fiscal year ended December 31, 1997 of Olympus
     Communications, L.P. and Olympus Capital Corporation, as amended by the Parent Company's Form 10-K/A dated July 27, 1998,

  . its Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998 and September 30, 1998 (collectively, the "Forms 10-Q"),

  . its Current Reports on Form 8-K for the events dated June 29, 1998, July 2, 1998, August 3, 1998, August 18, 1998, September 10, 1998, November
     9, 1998 and January 11, 1999,

  . its definitive proxy statement dated September 11, 1998 with respect to the Annual Meeting of Stockholders held on October 6, 1998, and

  .  the description of its Class A common stock contained in:

         Adelphia's registration statement filed with the SEC under
         Section 12 of the Exchange Act and subsequent amendments and reports filed to update such description, and

         Adelphia's registration statement on Form S-3 (File No. 333-
         58749).

   Adelphia is also incorporating by reference into this prospectus supplement all of its future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

   You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by writing to or telephoning us at the following address:

                      Adelphia Communications Corporation
                              Main at Water Street
                        Coudersport, Pennsylvania 16915
            Attention: Investor Relations Telephone: (814) 274-9830

   You should rely only on the information provided in this prospectus supplement or incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the first page of the prospectus supplement. Adelphia is not making this offer of securities in any state or country in which the offer or sale is not permitted.

                                 LEGAL MATTERS

   The validity of the Common Stock will be passed upon for Adelphia by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. Attorneys of that firm who are representing Adelphia in the Offerings own an aggregate of 2,300 shares of Adelphia's Class A common stock and 15,100 shares of Hyperion's Class A common stock. The validity of the Class A common stock offered hereby will be passed upon on behalf of Goldman, Sachs & Co. by Latham & Watkins, New York, New York.

                                    EXPERTS

   The consolidated financial statements of Adelphia and its subsidiaries as of March 31, 1997 and 1998, and for each of the three years in the period ended March 31, 1998, and the consolidated financial statements of Olympus and its subsidiaries as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, all incorporated in this prospectus supplement by reference from Adelphia's Annual Report on Form 10-K for the year ended March 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMA-
TION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESEN-TATIONS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDIC-TIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPEC-TUS SUPPLEMENT AND THE PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

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                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            PAGE
                                                                            ----
Adelphia...................................................................  S-1
Recent Developments........................................................  S-2
Risk Factors...............................................................  S-3
Use of Proceeds............................................................ S-16
Capitalization............................................................. S-17
Price Range of Adelphia's Common Equity and Dividend Policy................ S-18
Dilution................................................................... S-19
Underwriting............................................................... S-20
Where You Can Find More Information........................................ S-22
Legal Matters.............................................................. S-23
Experts.................................................................... S-23

                                  Prospectus

                                                                            PAGE
                                                                            ----
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Risk Factors...............................................................    4
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends...........   10
Dilution...................................................................   10
Use of Proceeds............................................................   10
Description of Debt Securities.............................................   10
Description of Capital Stock...............................................   20
Book Entry Issuance........................................................   23
Plan of Distribution.......................................................   24
Legal Matters..............................................................   26
Experts....................................................................   26

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                               4,000,000 Shares

                      ADELPHIA COMMUNICATIONS CORPORATION

                             Class A Common Stock

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                                 ADELPHIA LOGO

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                             GOLDMAN, SACHS & CO.

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